THIS MATERIAL CHANGE REPORT HAS BEEN REDACTED TO CONFORM TO THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR THE PURPOSE OF FURNISHING THE MATERIAL CHANGE REPORT TO THE SECURITIES AND EXCHANGE COMMISSSION UNDER COVER OF FORM 6-K.

FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra" or the "Trust")
2600, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Change:

November 21, 2006

3.

News Release:

The press release reporting the material change was released on November 21, 2006 through the services of Canada Newswire.

4.

Summary of Material Change:

Enterra announced that it has closed its previously announced bought deal financing of trust units and debentures and revolving term and operating credit facilities.  Pursuant to the bought deal financing, the Trust issued approximately $40.26 million of trust units at an issue price of $8.10 per trust unit and $138 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit.  In addition, the Trust’s subsidiary, Enterra Energy Corp., has established a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries.

5.

Full Description of Material Change:

Enterra announced that it has closed its previously announced bought deal financing of trust units and debentures and revolving term and operating credit facilities.

Pursuant to the bought deal financing, the Trust issued approximately $40.26 million of trust units at an issue price of $8.10 per trust unit and $138 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit.  [INTENTIONALLY OMITTED].  The underwriters fully exercised an over-allotment option to purchase additional trust units and debentures at the closing. The debentures will have a face value of $1,000 per debenture, a coupon of 8.00% and a final maturity date of December 31, 2011.  The debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2007, representing accrued interest from closing of the offering to that date.

In addition, the Trust’s subsidiary, Enterra Energy Corp., has established a $180,000,000 syndicated revolving term facility and a $20,000,000 operating facility secured by first ranking security interests in respect of the properties and undertakings of Enterra and its subsidiaries.  The credit facilities were arranged by The Bank of Nova Scotia, as lead and agent for a syndicate of lenders.

The net proceeds from the offering, together with drawings under the credit facilities, are being used to repay in full all indebtedness under the Trust’s outstanding bridge facilities incurred in part to finance the acquisition of the Trust's Oklahoma assets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information:

Not Applicable.

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Victor Roskey
Senior Vice President and CFO
Enterra Energy Trust
Tel:

(403) 538-3580

9.

Date of Report:

November 21, 2006.